Exhibit 4.17
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
James River Group Holdings, Inc. (“we,” “our”, “us”, or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our shares of common stock.
DESCRIPTION OF CAPITAL STOCK
The following description summarizes the general terms and provisions of our capital stock as set forth in our certificate of incorporation (the “Certificate of Incorporation”), by-laws (the “By-laws”) and the certificate of designations (the “Certificate of Designations”) with respect to the 7% Series A Perpetual Cumulative Convertible Preferred Shares, par value $0.00125 per share (the “Series A Preferred Shares”) and certain provisions of the investment agreement dated February 24, 2022, as amended on November 11, 2024 (as so amended, the “Investment Agreement”) by and between the Company and GPC Partners Investments (Thames) LP (the “GP Investor”). This summary does not purport to be complete and is subject to, and qualified in its entirety by the provisions of our Certificate of Incorporation, By-laws, the Certificate of Designations and the Investment Agreement, each of which is included as an exhibit to our Annual Report on Form 10-K, and each of which may be amended from time to time. We encourage you to read our Certificate of Incorporation, By-laws, the Certificate of Designations and the Investment Agreement for additional information.
Capital Stock
Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0002 per share, and 20,000,000 shares of preferred stock, par value $0.00125 per share, of which, 165,000 shares have been designated Series A Preferred Shares.
Common Stock
Common stock has no pre-emptive rights or other rights to subscribe for additional shares of common stock, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of Delaware law and our By-laws, we may be required to make an offer to repurchase shares of common stock held by shareholders. All shares of common stock sold pursuant to a registered offering are, when issued, fully paid and non-assessable.
Dividend Policy
Our board of directors may, subject to Delaware law and our By-laws, declare a dividend to be paid to our shareholders as of a record date determined by the board, in proportion to the number of shares held by such holder, subject to any rights of holders of preferred stock. No unpaid dividend shall bear any interest.

Voting Rights
Shareholders have one vote for each share of common stock held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders.
Preferred Stock
Pursuant to Delaware law and our Certificate of Incorporation and By-laws, our board of directors by resolution may establish one or more series of preferred stock having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Company.
Series A Preferred Shares
The Certificate of Designations establishes the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of our Series A Preferred Shares, which are described in more detail below.
Designation of Series A Preferred Stock
The Series A Preferred Shares rank senior to our common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Series A Preferred Shares have a liquidation preference of $1,000 per share (the “Liquidation Preference”). Upon any liquidation, dissolution or winding up of the affairs of the Company, the holders of Series A Preferred Shares will receive the greater of the Liquidation Preference plus accrued and unpaid dividends (“Accrued Dividends”), or the amount they would have received if they had converted all of their Series A Preferred Shares to shares of common stock immediately before such liquidation, dissolution or winding up.
Dividend Rights
Until October 1, 2029, holders of the Series A Preferred Shares will be entitled to a dividend (the “Dividend”) at a rate of 7.0% per annum of the Liquidation Preference, payable in cash, in-kind in common stock or in Series A Preferred Shares, at the Company’s election. On October 1, 2029, and each five-year anniversary thereafter, the Dividend rate will reset to a rate equal to the five-year U.S. treasury rate plus 5.2%, up to a maximum Dividend rate of 8.0%. Dividends accrue quarterly and are payable on March 31, June 30, September 30 and December 31 of each year.

Voting and Consent Rights
Holders of the Series A Preferred Shares will be entitled to vote with the holders of the common stock on an as-converted basis. Holders of the Series A Preferred Shares will be entitled to a separate class vote with respect to amendments to the Company’s organizational documents that have an adverse effect on the Series A Preferred Shares, authorizations or issuances by the Company of securities that are senior to or pari passu with the Series A Preferred Shares, increases or decreases in the number of authorized Series A Preferred Shares, or the issuance of any additional Series A Preferred Shares other than in payment of Dividends on the outstanding Series A Preferred Shares.
In no event will the Series A Preferred Shares held by the GP Investor, its successors and its affiliated transferees (collectively, the “Investor Parties”), together with any shares of common stock received on conversion of Series A Preferred Shares or as Dividends with respect to Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding shares of common stock on an as converted basis or of our outstanding voting securities. Upon a transfer of Series A Preferred Shares to an unaffiliated third-party, the voting limitation will cease to apply unless the third-party transferee affirmatively elects to be limited in the same manner as the transferor.
Unless and until the Company obtains the shareholder approval required by Nasdaq Listing Standard Rule 5635 with respect to the issuance of shares of common stock upon conversion of the Series A Preferred Shares, if such rule is applicable, no shares of common stock will be issued or delivered upon conversion of the Series A Preferred Shares to the extent, and only to the extent, that such issuance or delivery would result in the holder of Series A Preferred Shares beneficially owning in the aggregate in excess of nineteen and nine-tenths percent (19.9%) of the number of shares of common stock then outstanding or of the total voting power of the Company’s then-outstanding voting securities.
Conversion Rights of Holder
Pursuant to the Certificate of Designations, each holder of Series A Preferred Shares has the right, at such holder’s option, subject to certain conversion procedures, to convert each of such holder’s Series A Preferred Shares at any time into (i) the number of shares of common stock equal to the quotient of (A) the sum of the Liquidation Preference and the Accrued Dividends with respect to a Series A Preferred Share to be converted divided by (B) the conversion price as of the applicable date of conversion plus (ii) cash in lieu of fractional shares; provided that, unless and until the Company obtains the shareholder approval required by Nasdaq Listing Standard Rule 5635 with respect to the issuance of common stock upon conversion of the Series A Preferred Shares in excess of the limitations imposed by such rule, if such rule is applicable, no common stock will be issued or delivered upon conversion of any Series A Preferred Share, and no Series A Preferred Share will be convertible, in each case to the extent, and only to the extent, that such issuance, delivery, conversion or convertibility would result in the holders of the Series A Preferred Shares in the aggregate beneficially owning in excess of nineteen and nine-tenths percent (19.9%) of the number of shares of common stock then outstanding or the total voting power of the Company’s then-outstanding voting securities.

Mandatory Conversion by the Company
If the volume weighted average price (“VWAP”) per share of common stock is greater than 200% of the then-applicable conversion price for at least twenty consecutive trading days, the Company will be able to elect to convert (a “Mandatory Conversion”) all of the outstanding Series A Preferred Shares into shares of common stock. In the case of a Mandatory Conversion, each Series A Preferred Share then outstanding will be converted into (i) the number of shares of common stock equal to the quotient of (A) the sum of the Liquidation Preference and the Accrued Dividends with respect to such Series A Preferred Share to be converted divided by (B) the conversion price of such share in effect as of the date of the Mandatory Conversion plus (ii) cash in lieu of fractional shares.
Upon any Mandatory Conversion on or before March 1, 2027, all dividends that would have accrued from the date of the Mandatory Conversion to the later of March 1, 2027 or the last day of the eighth quarter following the date of the Mandatory Conversion, the last eight quarters of which will be discounted to present value using a discount rate of 3.5% per annum, and will be immediately payable in common stock, valued at the average of the daily VWAP of the shares of common stock during the five (5) trading days immediately preceding the Mandatory Conversion.
Repurchase Upon Fundamental Change
Upon the occurrence of a Fundamental Change (as defined below), each holder of outstanding Series A Preferred Shares will be permitted to, at its election, (i) effective as of immediately prior to the Fundamental Change, convert all or a portion of its Series A Preferred Shares into shares of common stock, or (ii) require the Company to repurchase any or all of such holder’s Series A Preferred Shares at a purchase price per Series A Preferred Share equal to the Liquidation Preference of such Series A Preferred Share plus Accrued Dividends. The repurchase price will be payable in cash.
A “Fundamental Change” is generally defined in the Certificate of Designations as the following types of transactions:
•a person’s acquisition of beneficial ownership of more than 50% voting power represented by issued and outstanding shares of common stock, Series A Preferred Shares and other classes of outstanding voting stock having the right to vote in the election of directors;
•the sale, transfer or lease of all or substantially all of the assets of the Company whether in a single transaction or a series of related transactions, to another person;

•a transaction where the directors in office at the beginning of an 18 consecutive month period, or their successors whose nomination were approved by two-third of the directors then in office (either at the start of the period, or whose election was previously so approved) cease to constitute a majority of the members of the board of directors then in office; or
•the adoption of a plan of liquidation or dissolution of the Company.
Governance Rights
Until the Investor Parties no longer beneficially own Series A Preferred Shares and/or shares of common stock issued or issuable upon conversion of such Series A Preferred Shares that represent in the aggregate (a) at least 2,820,079 shares of common stock (representing 50% of the number of shares of common stock issuable upon conversion of the Series A Preferred Shares as of March 1, 2022), and (b) at least 5% of the outstanding number of shares of common stock on an as-converted basis, such parties will be entitled to designate one individual (the “Series A Designee”) for nomination to our board of directors. The GP Investor designated Matthew Botein as the Series A Designee, and Mr. Botein joined the board effective January 6, 2023 following receipt of all necessary regulatory approvals.
Standstill
For so long as the Investor Parties have the right to designate a director to the board of directors, such parties will vote (i) in favor of each director nominated by the board of directors, (ii) against any shareholder nominations that have not been approved by the board, (iii) in favor of the Company’s “say-on-pay” proposal and any other equity compensation proposal approved by the Compensation Committee of the board and (iv) in favor of the ratification of the appointment of the Company’s independent registered public accounting firm. This obligation does not obligate the Investor Parties to vote in any particular manner with respect to any merger, business combination transaction or sale of substantially all assets involving the Company.
Transfer and Conversion Restrictions
The Investor Parties are prohibited from transferring Series A Preferred Shares or shares of common stock issuable upon conversion of the Series A Preferred Shares to any activist shareholder or certain competitors, or a person that would hold 9.9% of the voting equity of the Company after giving effect to such transfer (the “Transfer Restriction Voting Threshold”); provided, however, that such restrictions do not apply to transfers of Series A Preferred Shares or shares of common stock issuable upon conversion of the Series A Preferred Shares into the public market pursuant to a bona fide, broadly distributed underwritten public offering, in each case made pursuant to the Registration Rights Agreement or through a bona fide sale to the public without registration effectuated pursuant to Rule 144 under the Securities Act; provided further, that in the event that the AM Best Financial Strength Rating of James River Insurance Company is downgraded or reduced below A- (Excellent), the Transfer Restriction Voting Threshold shall be 19.9%.

Registration Rights Agreements
In connection with the issuance of the Series A Preferred Shares, the Company and the GP Investor entered into the GP Registration Rights Agreement, pursuant to which the Company agreed to provide to the Investor Parties certain customary registration rights with respect to the shares of common stock issuable upon any conversion of the Series A Preferred Shares. Additionally, upon the issuance of 1,953,125 shares of common stock to Cavello Bay Reinsurance Limited (the “Enstar Investor”), the Company entered into the Enstar Registration Rights Agreement, pursuant to which the Company agreed to provide the Enstar Investor certain customary registration rights with respect to its common stock.
In addition, the Company has agreed to customary indemnification provisions in the Registration Rights Agreements, relating to indemnification for any material misstatements or omissions by the Company in connection with the registration of the shares of common stock.
Certain By-law Provisions
The provisions of our By-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of such persons’ terms.
Number of Directors
Our By-laws provide that the board shall consist of no less than five directors, and no more than 15 directors, as determined by the board from time to time.
Election or Appointment of Directors
Our directors are elected for a one-year term, expiring at our next annual meeting and the election or appointment of their successors. Our Certificate of Incorporation further provides that, subject to any rights granted to the holders of shares of any class or series of preferred stock then outstanding, and except as otherwise provided by law, an affirmative vote of at least a majority of the directors then in office may appoint any person as a director to fill any vacancy on the board, unless such vacancy is filled by proper action of our shareholders.
Removal of Directors
Our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock then entitled to vote in an election of directors, subject to any rights granted to the holders of shares of any class or series of preferred stock then outstanding. Any vacancy on our board, including a vacancy resulting from an enlargement of our board, may be filled only by an affirmative vote of at least a majority of our directors then in office.

Shareholder Action by Written Consent
Our Certificate of Incorporation and our By-laws provide that shareholders may not take any action by written consent in lieu of a meeting, except that holders of shares of any class or series of preferred stock may vote by written consent in lieu of a meeting on any matter subject to a class vote to the extent provided in the designation of terms of such class or series of preferred stock.
Shareholder Advance Notice Procedure
Our By-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. The By-laws provide that any shareholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the shareholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the shareholder’s notice must be delivered to or mailed and received by us not less than 90 days nor more than 120 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 25 days before or after such anniversary date, we must receive the notice not earlier than 120 days prior to such annual meeting and not later than the later of 70 days prior to the date of the meeting or the close of business on the tenth day following the earlier of the date on which notice of the annual meeting was posted to shareholders or the date on which public disclosure of the date of the annual meeting was made. The notice must include the following information:
•the name and address of the shareholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;
•a representation that the shareholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;
•if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the shareholder;
•such other information regarding each nominee to be proposed by such shareholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee has been nominated, or intended to be nominated, by the board of directors;
•a brief description of any business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder;

•if applicable, the consent of each nominee to serve as a director if elected; and such other information that the board of directors may request in its discretion;
•the class and number of shares that are held of record or beneficially owned by the shareholder;
•a description of any agreement, arrangement or understanding in order to create or mitigate the loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the shareholder;
•the principal amount of and description of indebtedness of the Company or any of its subsidiaries that is held by the shareholder;
•a representation as to whether the shareholder intends or is part of a group that intends to deliver a proxy statement to shareholders or to otherwise solicit proxies from other shareholders; and
•such other information that the board of directors may request in its discretion.
Amendments to Certificate of Incorporation and By-laws
Our Certificate of Incorporation may be amended, altered or repealed in any manner prescribed by Delaware law. Our By-laws may be amended, altered or repealed, or new by-laws may be adopted by the affirmative vote of at least a majority of the directors then in office. In addition, our shareholders may amend, alter or repeal the By-laws at any annual or special meeting by the affirmative vote of the majority of votes cast.
Meetings of Shareholders
Our annual meeting will be held each year. A special meeting will be held when, in the judgment of the Chairperson, any two directors, any director and our secretary or the board, such a meeting is necessary. In addition, upon receiving a requisition from holders of at least 10% of our issued and outstanding capital stock, the board shall convene a special meeting. Presence in person or by proxy of the holders of record representing more than 50% of our aggregate voting power must be present to constitute a quorum for the transaction of business at a meeting, provided that if we shall at any time have only one member, one member present in person or by proxy shall form a quorum for the transaction of business at any meeting held during such time. As determined according to certain adjustments of voting power specified in our By-laws (See “—Meetings of Shareholders—Voting”), questions proposed for consideration by the shareholders will be decided by the affirmative vote of the majority of the votes cast.

Corporate Opportunities
Our Certificate of Incorporation provides that, except for persons that are officers, managers or employees of the Company, and directors who are officers, managers or employees of the Company, no shareholder nor any of its affiliates, or any of its or their respective directors, officers, employees, agents, general or limited partners, managers, members, or shareholders, in any case whether or not one of our directors or officers, have any duty to communicate or present any investment or business opportunity or prospective transaction, agreement, arrangement, or other economic advantage to us. In addition, to the fullest extent permitted by law, such persons may engage in businesses competitive with ours. In our Certificate of Incorporation, we explicitly renounce any interest of the company in such opportunities and any expectation that such opportunities will be offered to us.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock and Series A Preferred Shares is Broadridge Corporate Issuer Solutions, Inc.
Market Listing
We list our common stock on the Nasdaq Global Select Market under the symbol “JRVR.”